UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MONACHIL CREDIT INCOME FUND
(Name of Issuer)

Class I Shares
(Title of Class of Securities)

(CUSIP Number)

Cora Lee Starzomski, Anholt Investments, Ltd. 69 Pitts Bay Road, Belvedere Building – 4th Floor, Hamilton HM08, Bermuda (441) 400-7716
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1I, 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

NAMES OF REPORTING PERSONS:
1	PITT’S BAY 18 PARTNERS, L.P.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
2	(a) ☐ (b) ☒

SEC USE ONLY:
3

SOURCE OF FUNDS (SEE INSTRUCTIONS):
4	AF

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
5	☐

CITIZENSHIP OR PLACE OF ORGANIZATION:
6	Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

0

	8	SHARED VOTING POWER:

843,159.795

	9	SOLE DISPOSITIVE POWER:

0

	10	SHARED DISPOSITIVE POWER:

843,159.795

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

843,159.795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

41.49%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

* The calculation of the foregoing percentage is based on 2,032,390 Class I Shares outstanding as of June 30, 2023, as reported in the Form N-CSRS filed by the Issuer on September 8, 2023.

CUSIP No.

NAMES OF REPORTING PERSONS:
1	PITT’S BAY 18 BLOCKER, LTD.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
2	(a) ☐ (b) ☒

SEC USE ONLY:
3

SOURCE OF FUNDS (SEE INSTRUCTIONS):
4	AF

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
5	☐

CITIZENSHIP OR PLACE OF ORGANIZATION:
6	Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

0

	8	SHARED VOTING POWER:

843,159.795

	9	SOLE DISPOSITIVE POWER:

0

	10	SHARED DISPOSITIVE POWER:

843,159.795

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

843,159.795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

41.49%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.

NAMES OF REPORTING PERSONS:
1	NAVCO MANAGEMENT, LTD.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
2	(a) ☐ (b) ☒

SEC USE ONLY:
3

SOURCE OF FUNDS (SEE INSTRUCTIONS):
4	AF

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
5	☐

CITIZENSHIP OR PLACE OF ORGANIZATION:
6	Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

0

	8	SHARED VOTING POWER:

843,159.795

	9	SOLE DISPOSITIVE POWER:

0

	10	SHARED DISPOSITIVE POWER:

843,159.795

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

843,159.795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

41.49%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.

NAMES OF REPORTING PERSONS:
1	ANHOLT INVESTMENTS LTD. (FORMERLY KNOWN AS COMPASS GROUP INVESTMENTS, LTD.)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
2	(a) ☐ (b) ☒

SEC USE ONLY:
3

SOURCE OF FUNDS (SEE INSTRUCTIONS):
4	AF

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
5	☐

CITIZENSHIP OR PLACE OF ORGANIZATION:
6	Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

0

	8	SHARED VOTING POWER:

843,159.795

	9	SOLE DISPOSITIVE POWER:

0

	10	SHARED DISPOSITIVE POWER:

843,159.795

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

843,159.795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

41.49%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

* See Item 5

CUSIP No.

NAMES OF REPORTING PERSONS:
1	PATH SPIRIT LIMITED

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
2	(a) ☐ (b) ☒

SEC USE ONLY:
3

SOURCE OF FUNDS (SEE INSTRUCTIONS):
4	AF

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
5	☐

CITIZENSHIP OR PLACE OF ORGANIZATION:
6	England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

0

	8	SHARED VOTING POWER:

843,159.795

	9	SOLE DISPOSITIVE POWER:

0

	10	SHARED DISPOSITIVE POWER:

843,159.795

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

843,159.795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

41.49%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to Class I Shares, no par value per share, of Monachil Credit Income Fund, a statutory trust organized under the laws of Delaware and registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company (the “Issuer”),. The principal executive offices of the Issuer is located at 1 Sound Shore Drive, Suite 303, Greenwich, Connecticut, 06830.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D relates to and is filed on behalf of the following Reporting Persons:

•	Pitt’s Bay 18 Partners, L.P., (“Pitt’s Bay Partners"), a Bermuda limited partnership with its principal offices at Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda
•	Navco Management, Ltd. (“Navco”), a Bermuda exempt company with its principal offices at 69 Pitts Bay Road, Belvedere Building – 4th Floor, Hamilton HM08, Bermuda.
•	Pitt’s Bay 18 Blocker, Ltd. (“Pitt’s Bay Blocker"), a Bermuda exempt company with its principal offices at Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda
•	Path Spirit Limited (“Path”), an English company limited by guarantee with its principal offices at 10 Norwich Street, London EC4A 1BD, United Kingdom.

Pitt’s Bay Partners is owned by Navco, it’s general partner and Pitt’s Bay Blocker as its sole limited partner and is managed by Peter Antturi, a Director and its President, Cora Lee Starzomski, a Director and its Vice President, and Louie Cuarentas, a Director and its Treasurer.

Navco is managed by Thomas K.Y. Hsu, a director, Peter Antturi, a director, Cora Lee Starzomski, a director, and Louie Cuarentas, a director.

Pitt’s Bay Blocker is managed by managed by Peter Antturi, a Director and its President, Cora Lee Starzomski, a Director and its Vice President, and Louie Cuarentas, a Director and its Treasurer.

Pitt’s Bay Blocker is wholly owned by Anholt Investments, Ltd. which is wholly owned by Kattegat Limited, a Bermudian exempt company with its principal offices at Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Kattegat Limited was formed for the purpose of holding and managing the endowed assets of The Kattegat Trust and is wholly owned by The Kattegat Trust. The Kattegat Trust is a Bermudian charitable trust, engaged in the principal business of distributing income for charitable purposes, with its principal offices at Wessex House, 5th Floor, 45 Reid St., Hamilton HM12. The Co-Trustees of the Trust are Kattegat Private Trustees (Bermuda) Limited (“KPTBL”) and Hamilton Trust Company Limited (“HTCL”), Bermudian trust companies each with its principal offices at Wessex House 5th Fl., 45 Reid Street, Hamilton HM12, Bermuda. Path Spirit Limited is the trust protector for The Kattegat Trust. KPTBL is wholly owned by The Lund Purpose Trust, a Bermudian purpose trust with its principal offices at Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda, formed for the sole purpose of holding the shares of KPTBL. HTCL is owned 60% by Moore Stephens Bermuda L.P., a Bermuda exempted and limited partnership, and 40% by Lisvane Holdings Ltd., a local Bermuda company.

The members/directors of Path are Axel Karlshoej, Svend Erik Kjærgaard and Poul Karlshoej.

Peter Antturi's business address is Suite 507- W. Hastings Street., Vancouver, B.C. V6B 1H4 Canada. Mr. Antturi is a business advisor and a director of Anglemont Financial Services Ltd. (a provider of administrative and clerical services), whose address 507- W. Hastings Street., Vancouver, B.C. V6B 1H4 Canada. Mr. Antturi is a citizen of Canada.

Cora Lee Starzomski's business address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Ms. Starzomski is Chief Operating Officer of Kattegat Limited, whose address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Ms. Starzomski is a citizen of Canada.

Louie Cuarentas’ business address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Ms. Starzomski is Group Accountant of Kattegat Limited, whose address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Mr. Cuarentas is a citizen of Canada.

Thomas K.Y. Hsu is a director of CNC Industries SAM, whose address is at 5 impasse de la Fontaine, MC 98000, Principality of Monaco.   Mr. Hsu resides in Monaco and is a citizen of the United Kingdom.

Axel Karlshoej is a director of Nordic Industries, a California general construction firm whose address is 1437 Furneaux Road, Marysville, California, USA, 95961. Mr. Karlshoej is a citizen of the United States of America.

Svend Erik Kjærgaard’s business address is Nylandsvej 23, Vildbjerg 7480, Denmark. Mr. Kjærgaard is the Chairman and a director of Store Frederikslund A/S , a hunting and farming estate in Denmark. Mr. Kjærgaard is a citizen of Denmark.

Poul Karlshoej’s business address is 301 Riverside Ave, Westport, Connecticut, 06680. Mr. Karlshoej, is a consultant at Anholt Services (USA), Inc., a wholly owned affiliate of the Kattegat Trust, which evaluates and advises Kattegat’s interests globally. Mr. Karlshoej is a citizen of the United States of America.

In the past five years, none of Pitt’s Bay Partners, Pitt’s Bay Blocker, Anholt, Navco or Path, nor any of the respective directors and executive officers thereof named above, has been convicted in a criminal proceeding or been a party to any action as a result of which it, he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pitt’s Bay Partners acquired the Issuer’s securities as part of a reorganization of Wolf River INV LLC on November 1, 2022, which transferred substantially all of its assets and liabilities to the Issuer. As part of the reorganization, Pitt’s Bay received 252,027 Class I shares in the Issuer, with a value of approximately $2.5 million. In March 2023, Pitt’s Bay Partners purchased an additional 591,133 Class I shares for an aggregate purchase price of approximately $6 million.

ITEM 4.	PURPOSE OF TRANSACTION.

The reporting persons acquired the Issuer’s securities as part of the transactions described in Item 3 above for investment purposes. The reporting persons have no plan or proposal that relates to, or would result in, any of the items set forth in the instructions to this Item 4 of Schedule 13D. Notwithstanding any of the foregoing, the Reporting Person may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 843,159.795 shares of the Class I shares of the Issuer, representing approximately 41.5% of the Issuer’s outstanding Class I shares.

The Shares are owned directly by Pitt’s Bay 18 Partners which is owned by Pitt’s Bay Blocker, its sole limited partners, and Navco Management, Ltd. its general partner. Pitt’s Bay Blocker is wholly owned by Anholt Investments Ltd. (“Anholt”). Anholt and Navco are wholly owned by Kattegat Limited. Anholt, Navco, Path Spirit Limited, Pitt’s Bay Blocker. and Pitt’s Bay Partners disclaim beneficial ownership of the Shares, except to the extent of their pecuniary interest therein.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Reporting Person with respect to the securities of the Issuer. None of the subject securities have been pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the subject securities.

The Reporting Person is a party to a seed agreement with the Investment Manager whereby the Reporting Person has agreed to invest up to $15,000,000 in the Issuer and be subject to an 18-month lock-up during which such investment may not be redeemed (the “Seed Agreement”). Neither the Reporting Person nor the Investment Manager intend the transactions contemplated by the Seed Agreement to result in a change of control of the Issuer, and if consummated do not believe such transactions will result in a change in control.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description of Exhibits
99.1	Joint Filing Agreement, dated November 15, 2023, by and among the reporting persons

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2023	ANHOLT INVESTMENTS LTD.

/s/ Cora Lee Starzomski, Director

Date: November 15, 2023	PITT’S BAY 18 PARTNERS, L.P.

By: Pitt’s Bay 18 Blocker, Ltd. its limited partner

By: Navco Management, Ltd. its general partner

/s/ Cora Lee Starzomski, Director

Date: November 15, 2023	PITT’S BAY 18 BLOCKER LTD

/s/ Cora Lee Starzomski Director

Date: November 15, 2023	NAVCO MANAGEMENT, LTD.

/s/ Cora Lee Starzomski
Director

Date: November 15, 2023	PATH SPIRIT LIMITED

/s/ Poul Karlshoej, Director